Filed pursuant to Rule 433

Registration No. 333-202420

May 18, 2016

HSBC Holdings plc

$1,000,000,000 Floating Rate Senior Unsecured Notes due 2021 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Co-Managers:	ABN AMRO Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank AG, London Branch
Erste Group Bank AG
Mitsubishi UFJ Securities (USA), Inc.
nabSecurities, LLC
Natixis Securities Americas LLC
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
RBS Securities Inc.
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
Skandinaviska Enskilda Banken AB (publ)
TD Securities (USA) LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Structure:	Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A1 (negative) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A1 (negative) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Pricing Date:	May 18, 2016

Settlement Date:	May 25, 2016 (T+5)

Maturity Date:	May 25, 2021

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$1,000,000,000

Pricing Benchmark:	Three-month U.S. Dollar LIBOR

Coupon:	Three-month U.S. Dollar LIBOR + 166 basis points

Issue Price:	100.000%

Gross Fees:	0.325%

Net Price:	99.675%

Net Proceeds to Issuer:	$996,750,000

Floating Rate Interest Reset Dates	Every February 25, May 25, August 25 and November 25 of each year, commencing on August 25, 2016; provided that the interest rate in effect from (and including) May 25, 2016 to (but excluding) the first Floating Rate Interest Reset Date will be the Floating Rate Initial Interest Rate.

Interest Pay Frequency	Quarterly

Interest Payment Dates:	Interest on the Notes will be payable quarterly in arrear on February 25, May 25, August 25 and November 25 of each year, beginning on August 25, 2016.

Call Features:	Not applicable.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between us and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below); and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined below), on, the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of the BRRD, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	Actual/360; modified following, adjusted

Interest Determination Date

The second London banking day preceding the applicable Floating Rate Interest Reset Date (each, a “Floating Rate Interest Determination Date”); provided that the first Floating Rate Interest Determination Date will be the second London banking day (as defined below) preceding the issue date (which is May 23, 2016).

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 AZ2

ISIN:	US404280AZ2O

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.